Exhibit (a)(5)(A)

Gleacher & Company, Inc. Commences Self Tender Offer to Purchase up to 10 million Shares

New York, NY—September 14, 2011—Gleacher & Company, Inc. (Nasdaq: GLCH) today announced the commencement of a modified “Dutch auction” tender offer to purchase up to 10 million shares, or up to 7.84%, of its outstanding common stock at a price of not less than $1.30 and not more than $1.55 per share.  The tender offer will expire at 5:00 p.m., New York City time, on November 2, 2011, unless extended.

A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price(s) they wish to tender their shares within the specified price range.  Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest price per share within the range that will allow the Company to purchase up to 10 million shares of its common stock, or a lower amount depending on the number of shares properly tendered and not properly withdrawn.  Stockholders whose shares are purchased in the offer will receive the determined purchase price per share in cash, without interest, after the expiration of the offer period, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders.  All shares tendered at prices higher than the purchase price will not be purchased and will be promptly returned to stockholders.  The offer to purchase is not conditioned upon any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions.  Specific instructions and an explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase and related materials that are being mailed to stockholders.  The Company expects to fund the purchase of shares in the tender offer with cash on hand.

The information agent for the tender offer is MacKenzie Partners, Inc.; the depositary is The American Stock Transfer & Trust Company, LLC; and the dealer manager is Gleacher & Company Securities, Inc.  Additional copies of the Offer to Purchase and other related materials may be obtained for free from the information agent by calling toll free at (800) 322-2885.  Questions regarding the tender offer should also be directed to the information agent at the number above.

About Gleacher & Company, Inc.

Gleacher & Company, Inc. (Nasdaq: GLCH) is an independent investment bank that provides corporate and institutional clients with strategic and financial advisory services, including merger and acquisition, restructuring, recapitalization, and strategic alternative analysis, as well as capital raising, research based investment analysis, and securities brokerage services, and through a new subsidiary, engages in residential mortgage lending.  For more information, please visit www.gleacher.com.

Certain Information Regarding the Tender Offer

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell shares of the Company’s common stock. The tender is being made only pursuant to the Offer to Purchase and the related materials that the Company is distributing to its stockholders, as they may be amended and supplemented. Stockholders can obtain free copies of these materials and other documents that the Company files with the Securities and Exchange Commission from the Commission’s website at www.sec.gov. Stockholders may also obtain free copies of these materials from MacKenzie Partners, Inc., the information agent for the tender offer, toll free at (800) 322-2885. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

Forward-Looking Statements

This press release contains “forward-looking statements.”  These statements are not historical facts but instead represent the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control.  The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  The risks and uncertainties to which forward-looking statements are subject include, but are not limited to, statements regarding the Company’s ability to complete the tender offer, the price at which the Company purchases shares pursuant to the tender offer, the number of shares the Company is able to purchase pursuant to the tender offer and other risks and factors identified from time to time in the Company’s filings with the Securities and Exchange Commission.  You are cautioned not to place undue reliance on any forward-looking statements contained in this press release.

Contacts

Investor:	Media:
Gleacher & Company, Inc.	Joele Frank, Wilkinson Bimmer Katcher
Thomas Hughes	Andrew Siegel / Nick Lamplough
Chief Executive Officer	212-355-4449
212-273-7100